Filed Pursuant to Rule 433

Registration Nos. 333-190019 and 333-191265

September 19, 2013

CHS INC.

Class B Cumulative Redeemable Preferred Stock Series 1
(Liquidation Preference Equivalent to $25.00 Per Share)

September 19, 2013

FINAL PRICING TERM SHEET

Issuer:	CHS Inc.

Title:	Class B Cumulative Redeemable Preferred Stock Series 1 (the “Preferred Stock”)

Shares Offered:	10,000,000 shares

Over-allotment Option:	1,500,000 shares

Trade Date:	September 19, 2013

Settlement Date:	September 26, 2013 (T+5)

Dividend Rate:

Dividends on the Class B Preferred Stock will be cumulative from and including September 26, 2013 and, if, when and as declared by the Issuer’s Board of Directors, will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 2013, at the rate of 7.875% of the liquidation preference of $25.00 per share per annum (equivalent to $1.96875 per share per annum).

Dividend Payment Dates:

Dividends on the Class B Preferred Stock shall accumulate from, and including September 26, 2013 and, if, when and as declared by the Issuer’s Board of Directors at its election, shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31. The first dividend on the Class B Preferred Stock will be payable on December 31, 2013.

Stated Maturity:	Perpetual (unless redeemed or repurchased by the Issuer for cash as contemplated below)

Redemption at the Option of the Issuer:

The Class B Preferred Stock will not be redeemable by the Issuer prior to September 26, 2023. On and after September 26, 2023, the Issuer, at its option, may redeem the Class B Preferred Stock for cash, in whole or in part, at a per share redemption price equal to the per share liquidation preference of $25.00, plus all dividends accumulated and unpaid on that share to and including the date of redemption, payable in cash, to the extent the Issuer has funds legally available therefor.

Repurchase at the Option of the Holders:	If at any time there has been a change in control (as defined in the prospectus), each holder of shares of the Class B Preferred

Stock will have the right, for a period of 90 days from the date of the change in control, to require the Issuer to redeem all or any portion of the shares of Class B Preferred Stock owned by that holder. Not later than 130 days after the date of the change in control (or, if that date is not a Business Day, the next succeeding Business Day) the Issuer will redeem all shares holders have elected to require the Issuer to redeem in a written notice delivered to the Issuer on or prior to the 90th day after the change in control. The redemption price per share will be equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid thereon, whether or not declared, to and including the date of redemption.

Transfer Agent, Registrar and Dividend Paying Agent:	Wells Fargo Bank, N.A.

Public Offering Price:	$25.00 per share

CUSIP / ISIN:	12542R 308 / US12542R3084

Listing:	NASDAQ Global Select Market / CHSCO

Underwriters:	Joint Book-Running Managers
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Wells Fargo Securities, LLC

Co-Manager
D.A. Davidson & Co.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering of Preferred Stock to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC that are incorporated by reference into the Prospectus for more complete information about the Issuer and the offering of Preferred Stock.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov

Alternatively, the Issuer, any underwriter or any dealer participating in the offering of Preferred Stock will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-326-5897.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.